Exhibit 99.1

Application for quotation of +securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Friday February 02, 2024

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
ATH	ORDINARY FULLY PAID	571,428,556	02/02/2024
ATHO	OPTION EXPIRING 31-AUG-2026	190,476,123	02/02/2024

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1	Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered number type	Registration number
ACN	080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

New announcement

1.5	Date of this announcement

2/2/2024

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Application for quotation of +securities

Part 2 - Type of Issue

2.1	The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
22-Nov-2023 09:55	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

571,428,556 unlisted Short-Dated Options (each with an exercise price of A$0.007, expiring on 31 August 2024)

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Application for quotation of +securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

2/2/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000			%
1,001 - 5,000			%
5,001 - 10,000			%
10,001 - 100,000			%
100,001 and over			%

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

571,428,556

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.00350000

Any other information the entity wishes to provide about the +securities to be quoted

Shares issued per Securities Purchase Plan result announced 2 February 2024

ASX +security code and description

ATHO : OPTION EXPIRING 31-AUG-2026

Issue date

2/2/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000			%
1,001 - 5,000			%
5,001 - 10,000			%
10,001 - 100,000			%
100,001 and over			%

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

190,476,123

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching long-dated option per three (3) shares issued under SPP per Prospectus issued 29 December 2023

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.002000

Any other information the entity wishes to provide about the +securities to be quoted

Long-Dated Options issued per Securities Purchase Plan result announced 2 February 2024

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	4,382,754,741
ATHO : OPTION EXPIRING 31-AUG-2026	647,618,953

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,371,428,567
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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